Exhibit 99.1

MEDIA CONTACTS:
Elan Elizabeth Headon Ph: 353 1 498 0300 Jonathan Birt Ph: 212 850 5664	Biogen Idec Jose Juves Ph: 41 41 392 1860 Amy Reilly Ph: 617 914 6524
INVESTOR CONTACTS:
Elan Chris Burns Ph: 353 1 709 4444 800 252 3526	Biogen Idec Eric Hoffman Ph: 617 679 2812

CHMP ADOPTS NEGATIVE OPINION ON APPEAL ON EUROPEAN APPLICATION
FOR NATALIZUMAB FOR THE TREATMENT OF CROHN’S DISEASE

DUBLIN, Ireland and CAMBRIDGE, Mass. – November 16, 2007 – Elan Corporation, plc (NYSE: ELN) and Biogen Idec (NASDAQ: BIIB) today announced that the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), has adopted a negative opinion on the marketing authorization for natalizumab as a treatment for Crohn’s disease.  This decision is on the appeal the companies filed following a previous negative opinion adopted by the CHMP earlier in 2007.

This negative opinion is now referred to the European Commission (EC), which grants marketing authorizations in the EU.  Final EC decisions customarily follow the CHMP’s recommendation, and the companies expect to hear from the EC during the first quarter of 2008.

About Crohn’s Disease
Approximately one million people worldwide have Crohn's disease, a chronic and progressive inflammatory disease of the gastrointestinal tract, which commonly affects both men and women.

The disease usually causes diarrhea and crampy abdominal pain, often associated with fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), and malnutrition. Most patients eventually require surgery, which has both risks and potential short- and long-term complications.

Crohn’s disease can have a devastating impact on the lifestyle of patients, many of whom are young and active.  Currently there is no medical or surgical cure for Crohn’s disease. Many patients fail to respond to current therapies, including biological therapies such as agents that inhibit tumor necrosis factor alpha (TNF-alpha).  Due to this failure of current therapies in CD, therapies that have novel biological targets are required.

About TYSABRI® (natalizumab)
TYSABRI is a treatment approved for relapsing forms of MS in the United States and relapsing-remitting MS in the European Union. According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis) and infections. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Herpes infections were slightly more common in patients treated with TYSABRI. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups.  Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, and rash.

In addition to the United States and European Union, TYSABRI is also approved for MS in Switzerland, Canada, Australia, New Zealand and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

Safe Harbor/Forward-Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations.  The commercial potential of

TYSABRI is subject to a number of risks and uncertainties.  Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles.  Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission.  The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source:  Elan Corporation, plc and Biogen Idec

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